

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-Mail
Bernard F. Denoyer
Senior Vice President, Finance
Synergy Pharmaceuticals Inc.
420 Lexington Avenue
Suite 2012
New York, NY 10170

> **Re:    ContraVir Pharmaceuticals, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed November 21, 2013**
> **File No. 000-55020**

Dear Mr. Denoyer:

We have reviewed your amended filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G/A

1.  Please file the amendment, dated March 27, 2007, to the Patent and Technology License Agreement between Cardiff and Contravir Research Incorporated (the Cardiff Agreement) as an exhibit to your Form 10-12G.

Exhibit 99.1 Information Statement
Business, page 46

2.  In your description of the BMS Agreement, please expand your disclosure to provide:

    - the total remaining amount of milestones payments that could be payable to BMS, if less than the $9 million figure disclosed on page 46;
    - the duration of milestone and royalty obligations owed to BMS; and

- the respective rights of the parties to terminate the agreement and remaining obligations thereunder.

3. In your description of the Cardiff Agreement, please expand your disclosure to provide:

   - the precise nature and scope of the intellectual property licensed;
   - the duration of the agreement and royalty term;
   - the respective rights of the parties to terminate the agreement; and
   - any material performance or financial obligations that must be satisfied in order to maintain the license.

FV-100, page 46

4. We note your response to our prior comment 2 and associated revisions to pages 47 and 49 of the Information Statement. Please revise your description of the prior FV-100 studies to include all of the information from your response. In particular, you should include mention that the FDA has not officially recognized "numerically favorable treatment difference" or "relative treatment difference" as standards and that the FDA does not expect statistical significance in Phase 2 clinical trials.

Intellectual Property, page 50

5. It appears that Cardiff and Rega Foundation were the joint owners of the patent rights and technology rights sub-licensed to Contravir Research Incorporated in 2005 under the terms of the Patent and Technology License Agreement between Cardiff and Contravir Research Incorporated. Please revise your disclosure of this license agreement to state that Cardiff and Rega were joint owners and discuss the nature of this joint ownership as it exists today and any rights retained in the intellectual property by Rega, a successor in interest, or a licensee thereof.

6. In addition, please disclose the history of the conveyance of rights to the intellectual property covered by the Cardiff agreement beginning with its original owners and including the license to Contravir Research Incorporated and subsequent transfers to Inhibitex, BMS, Synergy and ContraVir.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc:    <u>Via E-mail</u>
Jeffrey Fessler
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006